NORTHEAST
INVESTORS TRUST
A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary
Q4 2023

Market Recap

The fourth quarter was a volatile time in the financial markets broadly and the high yield market in particular. The quarter started off with interest rates rising to some of the highest levels in years, largely in response to factors such as continued strength in the economy; the rolling back of recession forecasts; and guidance from central banks to financial markets that the embedded forecasts of interest rate cuts were for too many and too soon. Investors even began dusting off analyses involving the concept of "term premium", which had been on an extended absence in recent years.


2023
Fixed Income Returns
Q4 & YTD
Q42023
YTD
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
7.16%
12.4%
9.68%
10.6%
9.85%
9.3%
6.99%
5.9%
6.36%
3.6%
High Yield
Emerging
Investment Grade
Municipals
Treasury
Sources: ishares ETFs - High Yield Corporate Bond (HYG); Investment Grade (LQD); JP Morgan USD Emerging Market (EMB); National Muni Bond (MUB); 7-10 Year Treasury Bond (IEF) calculated using ETF NAV's

However, almost as soon as rates had peaked in October, the sentiment changed. The proximate reasons for the pivot would include a favorable inflation report, as well as recognition by the central banks that the above-mentioned rise in interest rates was doing some of the work for policy makers, so that tightening in financial conditions would serve to substitute for some of the rate increases penciled in by markets. The rally in responses to the above was fast and broad-based.

As you can see from the chart centered, the Q4 push helped Investment Grade, Municipals and Treasury investments into positive territory on a total return basis, avoiding a 3rd consecutive year of losses.

Yields/Spreads:

Despite the sharp drop in yields in Q4, the yield-to-worst (YTW) on the 10-YR Treasury actually rose 6 basis points during the year, ending at 3.89%. However over the same time period, the YTW on the ICE BofA U.S. High Yield Index ("the Index") dropped 130 basis points down to 7.69%, which means that spreads narrowed. In fact, Q4 marked the 6th consecutive quarter of spread compression, when spreads went from 6% in Q2 of 2022 down to the current level of 3.8%. This leaves spreads "tight" compared to the 10-year avg. of 4.2%, but also leaves plenty of room above the low of 2.4% in June of 2021.

Issuance & Defaults:

The Securities Industry and Financial Markets Association (SIFMA) reported another light quarter of issuance in Q4, with only $46.8B of new issues. The $183.6B for the year is roughly 64% higher than an anemic 2022, but would only be the 4th lowest when looking back over the last 15 years.

At the end of December, Fitch reported a default rate of 2.99% for high yield bonds. Looking into 2024, Fitch expects defaults to rise to 5-5.5% citing the compounding effects of slower growth and higher interest expense under a "higher for longer" environment. Fitch expects highly levered sectors such as healthcare and pharmaceutical, telecom and technology to be most vulnerable.

Fund Performance

The total return for the Trust during Q4 was +4.6%, vs. +7.1% for the Index. The Trust maintains a shorter effective duration than the Index (2.4yrs vs. 3.7yrs), which was the main reason for the underperformance. For full performance results, please see the table on page 3.

The Trust's weighted-average effective yield-to-maturity at quarter end was 8.1% vs. 8.7% for the Index. As of December 31st, the Trust held roughly 85% of its portfolio in income-generating corporate bonds and preferred securities, 13% in equities and 2% in cash.

Contributors to the Trust's performance:

- Republic of Argentina GDP-Linked Warrants

Detractors to the Trust's performance:

- Parker Drilling - Oil & Gas Exploration

Additions - There following securities (sectors) were added to the portfolio due to purchases:

- Chemours Co. 4.625% 11/15/29 (Chemicals)
- Wynn Las Vegas 5.5% 3/1/25 (Gaming)
- Equitrans Midstream 9.75% Preferred (Energy & Natural Resources)

Subtractions - The following positions were reduced or removed due to corporate actions:

- B&G Foods Inc. 5.25% 4/1/25 (Partial Call)
- Westmoreland 8% Senior TL (Paydown)
- Crestwood Equity Partners 9.25% Preferred (Cash Merger)
- Pilgrims Pride 5.875% 9/30/27 (Tender)
- Ford Motor 3.37% 11/17/23 (Maturity)

S&P Ratings Changes:

- Wynn Las Vegas 5.5% 3/1/25 - Upgrade (10/2/23) from B+ BB-

- Rite Aid 8% 11/15/26 - Downgrade (10/16/23) from C to D

- Fortress Transportation 5.5% 5/1/28 & 9.75% 8/1/27 - Upgrade (11/15/23) from B+ BB-

Outlook

As 2024 has begun, the markets have paused and perhaps asked whether the Q4 rally was overdone. Indeed, central bankers across the globe have rushed since December to flag for financial markets just how aggressive some of the interest rate cut forecasts have become.

We tend to agree that caution is warranted, although we largely agree that we are past the point of peak interest rates. Our caution stems from how the financial markets are close to pricing in 6 rate cuts here in the United States in the next year or so. At the same time, we hold a relatively sanguine view of the economy, both here and abroad, and so we do not think policy makers will feel such an urgent need to reduce interest rates. Instead, we believe that market participants will continue to be surprised by the economic resilience already on display, and that both they and central bankers will be surprisingly comfortable with a higher level of targeted interest rates than is currently anticipated.

To reiterate, one of the drivers in 2024 will be further economic resilience, a view we have been espousing for the last 24 months, even before the Fed began raising its policy rate. Accordingly, we believe "spread" products, like the high yield market, will prove relatively attractive. As recessions probabilities continue to recede, investors will value the yield premium offered by owning corporates. And, to be sure, we favor active products rather than passive products in order to control portfolio interest rate risk by being nimble with respect to bond durations.

Here at Northeast, we are doing all of the above. We are keeping effective durations relatively short, but we also own idiosyncratic bonds at the other end of the spectrum in order to take advantage, we believe, of opportunities in the credit markets available in its less-trafficked corners.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Watch and Read Bruce's Recent Takes on...

- ***Revisiting High Yield by Bill Hortz, December 2023***
- ***2024 Credit Markets Outlook, December 2023***
- ***Where are the Lags?, November 2023***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 12/31/23:

AVERAGE ANNUAL RETURNS (AS OF DECEMBER 31, 2023)

	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	4.60%	11.76%	11.76%	4.66%	2.20%	0.19%	6.83%
ICE BofA US High Yield Index	7.06%	13.44%	13.44%	2.00%	5.21%	4.51%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.26% on an annualized basis ending 9/30/2023.

1 Fixed income asset class performance results are based on ishares ETFs (NAV basis): High Yield Corporate Bond (HYG), Investment Grade (LQD), Emerging Market (EMB), Municipals (MUB), Treasury (IEF).

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

Marketing services provided by ALPS Distributors, Inc, (ALPS) a registered broker dealer. ALPS is unaffiliated with Northeast Investors Trust and FLX Distribution.